EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Immediate Supplementary Report

Further to the Company's Supplementary report, dated September 8, 2015 regarding an appeal, filed with the Israeli Supreme Court with respect to a previous decision to strike one of the motions to certify a derivative action in connection with a transaction involving the acquisition of all of Eurocom D.B.S. Ltd.'s shareholdings and shareholders' loans in D.B.S. Satellite Services (1998) Ltd. ("YES" transaction), a Supplementary report is hereby provided that, at the hearing held on January 7, 2016, the Appellant agreed with the court recommendation to remove and strike the appeal, and therefore such appeal procedure was ended.

The second motion to certify a derivative action in connection with the "YES" transaction, is still ongoing

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.